Exhibit 19

FUEL TECH, INC.

INSIDER TRADING POLICY

and Guidelines with Respect to
Certain Transactions in the Company’s Securities

This Insider Trading Policy (the “Policy”) provides guidelines to directors, officers and employees of Fuel Tech, Inc. (the “Company”) with respect to transactions in the Company’s securities, including common stock, options for common stock, and any other securities the Company may issue from time to time (“Company Securities”) and the handling of Material Nonpublic Information (as defined below) about the Company and the companies with which the Company does business. The Company’s board of directors (the “Board”) has adopted this Policy to promote compliance with federal, state and foreign securities laws that prohibit certain persons who are aware of Material Nonpublic Information about a company from: (i) trading in securities of that company; or (ii) providing Material Nonpublic Information to other persons who may trade on the basis of that information. The Board has also adopted this Policy to promote compliance with other securities laws, including laws governing the resale of securities by affiliates and laws requiring the timely reporting of transactions in securities by the Company’s officers and directors.

Definitions

“Board” means the board of directors of the Company.

“Company” means Fuel Tech, Inc.

“Company Securities” means the securities of the Company, including common stock, options for common stock, and any other securities the Company may issue from time to time.

“General Counsel” means the Company’s General Counsel.

“Controlled Entities” means any entities that a person influences or controls, including any corporations, partnerships or trusts.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Household Member” means a person’s family members who reside with such person (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in such person’s household, and any family members who do not live in such person’s household but whose transactions in Company Securities are directed by such person or are subject to such person’s influence or control, such as parents or children who consult with such person before trading in Company Securities.

“Insider” means each of the Company’s directors, officers, and all other employees of, or consultants or contractors to, the Company, persons previously in such roles where they may have received Material Nonpublic Information, members of their immediate families, Household Members, and entities or persons controlled by them.

“SEC” means the Securities and Exchange Commission.

Applicability of the Policy

This Policy applies to all transactions in Company Securities. It applies to Insiders of the Company, including of the Company’s subsidiaries. This Policy applies to any transactions by entities over which any Insider exercises control. This Policy also applies to transactions by any such person’s Household Members (as defined below on page 5) and to transactions by entities over which any such Household Member exercises control. This Policy also applies to any person who receives Material Nonpublic Information from any Insider.

If you have any questions about this Policy, you may contact the Company’s General Counsel.

Individual Responsibility

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of Material Nonpublic Information. Persons subject to this policy must not engage in illegal trading and must avoid the appearance of improper trading. Everyone is responsible for making sure that he or she complies with this Policy, and that any Household Member or entity whose transactions are subject to this Policy, as discussed below, complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of Material Nonpublic Information rests with that individual, and any action on the part of the Company or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws.

Statement of the Policy

General Policy

It is the policy of the Company that no Insider (or any other person designated by this Policy or by the General Counsel as subject to this Policy) who is aware of Material Nonpublic Information regarding the Company may, directly, or indirectly through Household Members or other persons or entities:

1.	Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Not Covered”;

2.	Recommend the purchase or sale of any Company Securities;

3.

Disclose Material Nonpublic Information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or

4.	Assist anyone engaged in the above activities.

In addition, it is the policy of the Company that no Insider (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of Material Nonpublic Information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities or the securities of another publicly traded company whose price may be affected by such information, until the information becomes public or is no longer material. There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excepted from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company’s reputation for adhering to the highest standards of conduct.

An Insider may, from time to time, have to forego a proposed transaction in Company Securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profits by waiting.

Definition of Material Nonpublic Information

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of Company Securities. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all the facts and circumstances, and is often evaluated by enforcement authorities operating with the benefit of hindsight. Either positive or negative information may be material. While it may be difficult under this standard to determine whether information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be presumed to be material. Examples of such information include:

●	Financial results;
●	Projections of future earnings or losses, or other earnings guidance;
●	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
●	News of a pending or proposed merger, acquisition or tender offer, including the pending or proposed acquisition or disposition of a significant asset;
●	News of a pending or proposed joint venture;
●	News of a Company restructuring;
●	Significant related party transactions;
●	Bank borrowings or other financing transactions out of the ordinary course;
●	Impending bankruptcy or financial liquidity problems;
●	Stock splits or other recapitalizations;
●	New equity or debt offerings;
●	The establishment of a repurchase program for Company Securities;
●	Changes in dividend policy;
●	New product announcements of a significant nature;
●	Significant product defects or modifications;
●	Significant pricing changes;
●	Gain or loss of a substantial customer or supplier;
●	A change in the Company’s pricing or cost structure;
●	Major marketing changes;
●	Significant litigation exposure due to actual or threatened litigation, or the resolution of litigation;
●	Changes in senior management;
●	Material agreements (negotiation, entry, or termination thereof);
●	A change in auditors or notification that the auditor’s reports may no longer be relied upon;
●

A significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure;

●	The imposition of an event-specific restriction on trading in Company Securities or the securities of another company or the extension or termination of such restriction; or
●	Any other information which is likely to have a significant impact on the Company.

Information that has not been disclosed to the public is generally considered to be nonpublic information. To establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely-available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors. Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb the information. Generally, information should not be considered fully absorbed by the marketplace until the second business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in Company Securities until Wednesday. Depending on the circumstances, the Company may determine that a longer or shorter period should apply to the release of specific Material Nonpublic Information.

Transactions by Household Members and Others

This Policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before trading in Company Securities (collectively referred to as “Household Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Household Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Household Members.

Transactions by Entities You Influence or Control

This Policy applies to any Controlled Entities, and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

Transactions Not Covered

The exercise of a stock option for cash under the Company’s equity incentive plans or the purchase of shares under any Company employee stock purchase plan is not required by this Policy to be made during a Window Period (as defined below) because the Company is deemed to be in possession of the information you have about the Company. However, the sale of the acquired shares by an Insider must be made during a Window Period.

In addition, neither a bona fide gift of Company stock nor a transfer of stock to a trust’s beneficiary by an Insider who serves as a trustee of the trust is required by this Policy to be made during a Window Period as long as the donor or trustee does not control the donee or beneficiary and does not give the donee or beneficiary Material Nonpublic Information about the Company. However, such a bona fide gift or transfer is subject to the pre-clearance requirements described below.

Transactions in mutual funds that hold Company securities are generally not transactions subject to the Policy. However, transactions in mutual funds may be prohibited under the Policy if an Insider becomes aware of Material Nonpublic Information which might materially affect the value of the mutual fund as a whole.

Specific Policies

1. Trading on Material Nonpublic Information. No Insider shall engage in any transaction involving a purchase, sale or other transfer of Company Securities, including any offer to purchase or offer to sell securities and including a gift of Company Securities, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company and ending at the open of business on the second business day following the date of public disclosure of that information (i.e., the second business day would be the first trading day in the Window Period) or (if earlier) at such time as the nonpublic information is no longer material, subject to the limited exceptions described in this Policy. For purposes of this Policy, information will be considered to have been disclosed to the public once it has been disclosed by the Company to its shareholders by means of a press release or a filing with the SEC.

2. Tipping. Insiders should never disclose or tip Material Nonpublic Information to any other person (including family or other Household Members) where such information may be used by such person to his or her benefit by trading in the securities of companies to which such information relates. It is important to note that the Insider need not receive a financial benefit in order to be found liable for insider trading. The SEC has imposed large penalties even when the disclosing person did not profit from the trading. Furthermore, no Insider or related person shall make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in Company Securities. Even if you are not in possession of Material Nonpublic Information, do not recommend to any other person that they buy or sell securities of the Company. Remember that tipping Material Nonpublic Information is always prohibited, and that your recommendation could be imputed to the Company and may be misleading if you do not have all relevant information.

If an Insider receives inquiries about the Company from securities analysts reporters, or investors, decline comment and direct them to either of the following officers: Chief Executive Officer or Chief Financial Officer. Do not discuss Material Nonpublic Information where it may be overheard, such as in restaurants, elevators, restrooms and other public places. Remember that cellular phone conversations are often overheard and that voicemail and e-mail messages may be retrieved by persons other than their intended recipients.

3. Pre-Clearance Requirements. Executive officers, directors and other Insiders the Board designates from time to time as being subject to these procedures, as well as the Household Members and Controlled Entities of such persons, may not engage in any transaction in Company Securities without first obtaining pre-clearance of the transaction from the Company’s General Counsel. A request for pre-clearance should be submitted to the General Counsel at least two business days in advance of the proposed transaction. The General Counsel has no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities, and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any Material Nonpublic Information about the Company, and should describe fully those circumstances to the General Counsel. The requestor should also indicate whether he or she has effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

4.         Quarterly Trading Restrictions. The persons designated by the General Counsel as subject to this restriction, as well as their Household Members or Controlled Entities, may not conduct any transactions involving the Company’s Securities (other than as specified by this Policy), during a Blackout Period beginning one business day prior to the end of each fiscal quarter and ending on the second business day following the date of the public release of the Company’s earnings results for that quarter. In other words, these persons may only conduct transactions in Company Securities during the “Window Period” beginning on the second business day following the public release of the Company’s quarterly earnings and ending ten business days prior to the close of the next fiscal quarter. Trading in the Company’s securities during the Window Period should not be considered a “safe harbor”—the responsibility for determining whether you have Material Nonpublic Information rests with you.

It should be noted, however, that even during the Window Period any person possessing Material Nonpublic Information concerning the Company should not engage in any transactions in the Company Securities until such information has been known publicly for at least two business days. Trading in the Company Securities during the trading window should not be considered a safe harbor, and all persons who are subject to this Policy should use good judgment at all times. Furthermore, each of the Company and the General Counsel has the authority to prohibit trades by some or all Insiders during the trading window upon a determination that such persons may possess Material Nonpublic Information as a result of a significant event or other development affecting the Company that has not been publicly disclosed.

5. Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the General Counsel may not trade Company Securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the General Counsel, designated persons should refrain from trading in Company Securities even sooner than the typical Blackout Period described above. In that situation, the General Counsel may notify these persons that they should not trade in the Company’s Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the General Counsel has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of Material Nonpublic Information. Exceptions will not be granted during an event-specific trading restriction period.

6. Exceptions to Quarterly Trading Restrictions and Event-Specific Trading Restrictions. The quarterly trading restrictions and event-specific trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the heading “Transactions Not Covered”.

7. Section 16 Reporting Obligations and Recovery of Short-Swing Profits. Directors and executive officers of the Company must comply with the reporting obligations set forth in Section 16(a) of the Exchange Act. In addition, directors and officers are subject to disgorgement of short-swing profits under Section 16(b) of the Exchange Act. The practical effect of these provisions is that executive officers and directors who purchase and sell Company Securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, the receipt of an equity award under the Company’s equity incentive plans and the exercise of an option, the vesting of a restricted stock award or the settlement of restricted stock units is not deemed a “purchase” under Section 16(b) of the Exchange Act. However, the sale of any such shares on the open market is a “sale” under Section 16(b) and can be matched against any non-exempt purchase within the six months before or after such sale. Moreover, Section 16(c) prohibits short sales of Company Securities by executive officers and directors.

Consequences of Violations

The purchase or sale of securities while aware of Material Nonpublic Information, or the disclosure of Material Nonpublic Information to others who then trade in the Company’s Securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign countries. The SEC, the stock exchanges and other regulatory authorities use sophisticated electronic surveillance techniques to uncover insider trading. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed disciplinary action, up to and including dismissal for cause and/or ineligibility for future participation in the Company’s equity incentive plans, whether or not the employee’s failure to comply results in a violation of law. A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

Other Limited Exceptions

An exception to the restrictions in the Policy may be permitted with the advance written approval of the General Counsel if all material information concerning the Company has been publicly disclosed or is known by both parties to the proposed transaction. This type of exception is intended to be used only in unusual circumstances, and an Insider should not assume that such an exception will be granted even if the pre-conditions to the exception are satisfied.